September 29, 2009




By U.S. Mail and Facsimile to (847) 615-4091

Mr. Edward J. Wehmer
President and Chief Executive Officer
Wintrust Financial Corporation
727 North Bank Lane
Lake Forest, Illinois 60045

Re:	Wintrust Financial
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2008
      Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009

Dear Mr. Wehmer:

      We have reviewed your filings and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Kfor the fiscal year ended December 31, 2008
General - Statistical Guide III
1. Please expand your disclosure in future filings to disclose the following:

* the maturities and sensitivities of loans to changes in interest rates pursuant to Item III (B) of Guide III;
* the amount of troubled debt restructurings pursuant to Item III
(C)
(1) (c) of Guide III;
* the dividend payout ratio and the equity to assets ratio pursuant to Item VI (3) and (4) of Guide III; and
* information regarding short-term borrowings pursuant to Item VII of
Guide III.

Business, page 3
2. Please provide to us and undertake to include in your future filings, revision of the first paragraph to report for each of your segments, the amount of revenues, profit or loss and total assets for
each of your last three fiscal years, as required by Item 101(b)
of
Regulation S-K. Please revise the second sentence to include origination and purchase of residential mortgages.
3. Please provide to us and undertake to include in your future filings revision of the second third, fourth, fifth, and sixth paragraphs to disclose the amount and percentage of revenue generated by each of the businesses that you describe.
4. Please provide to us and undertake to include in your future filings revision of the sixth paragraph to disclose the price you paid for the assets and liabilities of Professional Mortgage Partners.
5. Please provide to us and undertake to include in your future filings identification of those products produced and services rendered by you that are your "principal" sources of revenues and the principal markets for, and methods of distribution of, each
segment`s
principal products and services as required by Item 101(c)(1)(i)
of
Regulation S-K. Disclose revenues from each of the four states in which you operate and the percentage of your loans in each state.
6. Please provide to us and undertake to include in your future filings revision of the seventh paragraph, on page 3, as follows:
* explain and disclose the basis for your claim that you expect to "benefit from greater access to financial and managerial resources;"
* explain and disclose the basis for your claim that your are "positioned to compete more effectively with other larger and more diversified banks, bank holding companies and other financial services companies" given your need to TARP finds and the recent acquisitions of your largest competitors; and
* explain and disclose the basis for your claim that you
"continues
to execute its growth strategy" given the effects of the recession on
your business and your financial condition.
Community Banking, page 3
7. We note that most of this section is devoted describing your acquisitions since 1991. Please provide to us and undertake to include in your future filings additional disclosure describing in detail your current banking business which is your principal source of revenues.
Specialty Lending, page 4
8. Please provide to us and undertake to include in your future filings revisions to the first paragraph to define specialty lending and list the types of specialty lending in which you engage and the
amount of revenues generated by each in 2008, if material.
9. Please provide to us and undertake to include in your future filings revisions to the second paragraph as follows:
* provide more detail regarding your statement that these loans are
"originated by FIFC working through independent ..insurance agents and brokers;"
* provide more detail regarding your role and the role of third parties in originating loans to finance commercial insurance premiums;
* discuss the risks to you of other parties originating loans; and
* provide more detail regarding your statement, in the first paragraph, on page 5, that these loans "may be more susceptible to third party fraud" and discuss the extent, in dollars, to which you have experienced such fraud.
10. Please provide to us and undertake to include in your future filings revisions to the third paragraph to provide more detail regarding your statement that these loans for life insurance policies are "originated through independent insurance agents." Define your role and their role in originating these loans. Please discuss the conflicts of interest and the risks to you of the agents selling insurance policies also making loans to make the sales. Extraordinary Government Programs, page 7
11. Please provide to us and undertake to include in your future filings an introduction in which you disclose the extent of your participation in each of the federal programs recently adopted or
enhanced in response to the recession.   Provide separate section
on
each program in which you participate.   Discuss how you will be
affected by the government curtailing or ending each program.

Troubled Assets Relief Program. page 7
12. Please provide to us and undertake to include in your future filings, revision of your disclosure relating to the Troubled Asset
Relief Program as follows:
* disclose the reasons for your applying to receive funds from the Treasury;
* disclose how you determined the amount of funds that was necessary;
* disclose how you have used or plan to use the TARP funds;
* disclose the number of shares of preferred stock issued and the price per share;
* disclose the number of shares of common subject to the warrant and the price per share;
* disclose your obligations to pay dividends on the preferred stock, including the aggregate amount of dividends per year; and
* disclose any plans to repurchase the preferred stock and/or warrants.
13. Please provide to us and undertake to include in your future filings discussion of how your participation in the Capital Purchase
Program has or may in the future:
* impact the holders of any outstanding senior classes of your securities;
* impact the rights of your existing common shareholders;
* dilute the interests of your existing common shareholders;
* require you to expand your board of directors to accommodate Treasury Department appointments to it;
* require you to register for resale securities you have issued to the Treasury Department; and
* impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

Commercial and Commercial Real Estate Loans, page 17
14. Please provide to us and undertake to include in your future filings more detail regarding the amount, characteristics, locations and quality of these loans including but not limited to the following:
* provide separate data regarding the number and dollar amount of real estate loans, lines of credit and equipment loans rather than aggregating them;
* disclose the states and major cities in which the commercial real estate is located and describe the market conditions in these areas and how you have been effected by these; and
* provide more detail regarding your mortgage warehouse lending including a description of how this business has been affected by the recession and the collapse of the real estate industry nationally and in your principal market areas.

Home Equity Loans, page 17
15. Please provide to us and undertake to include in your future filings discussion of the condition of your home equity loans and how your business of making new loans has been affected by the collapse of local real estate markets and the recession.

Residential Real Estate Mortgages, page 17
16. Please provide to us and undertake to include in your future filings, more detail including but not limited to the following:
* address the risks to you of adjustable rate loans in terms of increasing delinquencies and foreclosures when rates reset;
* disclose the primary reasons that your mortgages are "often non-agency conforming and provide data for each;" and
* disclose the extent to which your portfolio contains subprime, "alt
A" loans, no or little documentation loans, interest-only and option
ARM loans.

Premium Finance Receivables, page 18
17. Please provide to us and undertake to include in your future filings, the following:
* reconcile your statement in the first sentence that you originate these loans with your statement on page 5 that loans to finance life insurance premiums are originated through independent insurance agents;
* discuss the terms under which the receivables are sold by your FIFC subsidiary to your banks and disclose the gains recognized by FIFC on these sales; and
* supplement your discussion of the risks with disclosure of the extent to which you have suffered losses form these loans.

Risk Factors, page 20
18. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K which requires that you disclose in this section "the most significant factors that make the offering speculative or risky." Item 503(c) specifically notes that an issuer should not present risks that apply to any issuer or any offering. Please review all risks and remove or particularize those that do not comply including, but not limited to, those relating to government regulation and supervision (page 24), information systems (page
25),
and attracting and retaining personnel (page 25).
19. Please provide to us and undertake to include in your future filings, revision of each of your sub captions, to comply with the following:
* Item 503(c) which requires that you set forth each risk factor under a sub caption that adequately describes the risk;
* sample comment 36 to Staff Legal Bulletin No.7, which directs that you revise each subheading to "ensure it reflects the risk that you discuss in the text." rather than "merely state a fact about your business...succinctly state in your subheadings the risks that result from the facts or uncertainties;" and
* sample comment 37 to Staff Legal Bulletin No.7, which directs that you revise each subheading to eliminate language that is "too vague and generic to adequately describe the risk that follows."
For instance, the caption to your second risk factor which merely states you may be adversely affected by interest rate changes does not comply with the applicable requirements. For instance, the caption on page 22 which states "current levels of market volatility are unprecedented" does not comply.
20. Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following:
* Securities Act Release No. 33-7497 which requires that you "place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;"
* sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk and "explain why" each risk may result in a material adverse effect on you; and
* sample comment 38 to Staff Legal Bulletin No.7, which directs that you include "specific disclosure of how your [operations] [financial condition] [business] would be affected" by each risk.
For instance, in the second risk factor on page 21 regarding allowance for loan losses, address the trends in your non performing loans and in the economic conditions in the markets that increase these risks. For instance, in the fourth risk factor on page 21 regarding "difficult market conditions," address the risks to you from the conditions in your particular market.

21. Please provide to us and undertake to include in your future filings, consider adding a risk factor relating to your liquidity and regulatory capital given your borrowings from the Treasury`s TARP program.
Dividends on Common Stock, page 27
22. Please provide to us and undertake to include in your future filings, revision of this section as follows:
* revise the first sentence to indicate that you may not continue to declare a dividend at the same amount because of your financial condition, the terms of preferred stock issued to the Federal Government under the Troubled Asset Relief Program and the terms of your revolving line of credit;
* revise the description of the Series B Preferred Stock, in the third paragraph, to include a description of the circumstances under which you are limited or prohibited from declaring dividends on your common stock; and
* expand your reference to "certain financial covenants in the Company`s revolving line of credit" to disclose what these covenants are and how they limit your ability to declare dividends on common stock.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 31

23. Please provide to us and undertake to include in your future filings, revision of this section in its entirety to comply with Item
303 and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, analysis of the following:
* how the deterioration of the real estate market and the economy in your markets has affected you and how the continued deterioration may affect you;
* the trend of declining net income;
* trends in the allowance for loan losses, including the dramatic increase in 2008;
* trends in the provision for credit losses including the dramatic increase in 2008;
* trends in the amount of loans charged off, including the dramatic increase in 2008;
* trends in the amount of non-accrual loans, including the dramatic increase in 2008;
* trends in the amount of impaired loans, including the dramatic increase in 2008; and
* trends in the number and percentage of your loans that are overdue by 90 days or more.

Overview and Strategy, page 33
24. We note that this section does not address the your financial condition, the economic recession or the programs offered by the Federal Reserve, Department of Treasury and other governmental agencies. Please provide to us and undertake to include in your future filings, revision of this section to address your financial condition including your need for TARP funds and how you have been affected by both and how you have responded and how you plan to respond.
25. Please provide to us and undertake to include in your future filings, revision to include an overview with meaningful disclosure and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:
* provide a balanced, executive-level discussion, in addition to the tables, that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition and operating results;
* identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term such as:
* your need for additional capital as evidenced by your borrowings from the Federal government under the Troubled Asset Relief Program;
* how you have been effected by the financial and credit crisis;
* the extent of your loan portfolio attributable to real estate loans;
* the economic recession in your market areas;
* the rise of loan defaults and foreclosures at your institution;
* the drop in real estate prices, real estate sales and new construction in your market areas; and
* the rise in unemployment in your market areas; and
* identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities and any plans you have to raise additional capital through government programs and/or other means.

26. Please provide to us and undertake to include in your future filings, disclosure of your obligations to the federal government under the various programs and your compliance to date including, but not limited to, the following:
* your agreement to "expand the flow of credit to U.S. consumers and businesses on competitive terms;" and
* your agreement "to work diligently, under existing programs, to modify the terms of residential mortgages."
Please provide analysis of changes in 2008 from 2007 and 2006 in the number and aggregate amount of each of the following: new loans originated; loans refinanced; and loans modified. Please distinguish between consumer loans and commercial loans.

De Novo Bank Formations. Page 33
27. This first subsection of your MD&A merely lists the branches opened during the past three years as well as one acquisition and one de novo bank three years. Please provide to us and undertake to include in your future filings, analysis of the trend of opening fewer branches each year. We note your statement on page 23 that you
"expect" to form more de novo banks and open more branches. Address the extent to which you plan to open more branches, make acquisitions and form de novo banks. Please address the extent to which you will have to close branches as a result of the economic recession. Please provide analysis of the costs and benefits to you of these new branches.

Earning Assets, Wealth Management and Other Business Niches, page
33

28. We note that much of the disclosure in this section merely repeats descriptions of your business from the business section. Please provide to us and undertake to include in your future filings, analysis of these businesses as required by the rules.
29. Please provide to us and undertake to include in your future filings, analysis of the reasons for purchasing assets and liabilities of Professional Mortgage Partners in December 2008 and the costs, benefits and risks to you.
30. Please provide to us and undertake to include in your future filings, analysis of how your mortgage business has been affected by the recession and the drop in real estate prices. Please discuss how you have addresses these problems including but not limited to the following:
* your participation in the Home Affordable Modification  Program
("HAMP"); and
* the number and percentage of your mortgages that have been modified.

31. Please provide to us and undertake to include in your future filings, analysis of the extent to which you accepted brokered deposits.

Credit Risk and Asset Quality
Risk Elements in the Loan Portfolio, pages 55
32. The staff notes the disclosure on page 56 that in the second quarter of 2008, the company refined its methodology for determining certain elements of the allowance for loan losses. These refinements resulted in an allocation of the allowance to loan portfolio groups based on loan collateral and credit risk ratings and did not have a material impact on the allowance as compared to the previous methodology. Previously, this element of the allowance was not segmented at the loan collateral and credit risk rating level. Please tell us and expand the disclosure in future filings to discuss why you made the change and, to the extent possible quantify the effect of the change. Also consider disclosing and discussing any changes in:

* the historical loss data you used as a starting point for estimating current losses;
* how you incorporated economic factors affecting loan quality into your allowance estimate;
* the level of specificity you used to group loans for purposes of estimating losses;
* your non-accrual and charge-off policies;
* your application of loss factors to graded loans; and
* any other estimation methods and assumptions you used.

Liquidity and Capital Resources, page 60
33. Please provide to us and undertake to include in your future filings, disclosure relating to your claims that as of December 31,
2008 you "exceeded the well-capitalized ratios" to discuss whether you would have met these standards without the assistance of funds borrowed from, or with the assistance of, the federal government.
34. Please provide to us and undertake to include in your future filings, disclosure of the extent to which you utilize brokered deposits and the reasons.






Item 8. Financial Statements and Supplementary Data
Financial Statements
Note (23) Shareholders` Equity, pages 98-99
35. Tell us how you determined the relative fair values of both the preferred stock and the warrants issued to the U.S. Treasury Department in conjunction with the TARP related sale in December of
2008. Disclose in future filings, the assumptions utilized in arriving at the relative fair values.
36. Tell us how you are accounting for the discount on the TARP related preferred stock issued in December of 2008. We note that the discount should be amortized over the estimated life of the warrant using the effective yield method.

Note (27) Quarterly Financial Summary, page 104
37. Tell us why the provision for credit losses decreased in the fourth quarter of fiscal 2008 after experiencing an upward trend during the first three quarters and in light of the continued deterioration in the loan portfolio recognized during the fourth quarter of fiscal 2008.

Form 10-Q for the Quarterly Period Ended June 30, 2009
Part I. - Financial Information
Item1. Financial Statements
Consolidated Statements of Condition, page 1
38. Please revise your future filings to state the title of each issue of preferred stock and the dollar amount thereof. Also, state, for each issue, the number of shares authorized and the number of shares issued or outstanding, as appropriate pursuant to Article 9-
03.19 of Regulation S-X. Provide similar disclosure for common stock pursuant to Article 9-03.20 of Regulation S-X.

Consolidated Statements of Changes in Shareholders" Equity
(Unaudited), page 3
39. We note that you recorded an adjustment to Retained Earnings to
recognize the cumulative effect of adopting FASB Codification 320-
10-
65-1h   indicates that a corresponding adjustment should be made
to
Accumulated Other Comprehensive Income. It is not clear to us how this offsetting adjustment was recognized here. Please advise and revise your future filings accordingly.






Notes to Unaudited Consolidated Financial Statements
Note (4) Available for Sale Securities, pages 9-11
40. We refer you to your investment securities tables appearing on pages 9 and 10. ASC 942-320-50 provides that the disclosures required by the FSP be provided by major security type. Although
this guidance   provides a list of securities types to be
presented
by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, please revise your future filings to disclose your major security types in greater detail as follows:

* Separately disclose residential mortgage backed securities, commercial mortgage backed securities and collateralized mortgage obligations as these major security types are specifically required for financial institutions based on the guidance in ASC 942-320-50;
* Consider further segregating your mortgage backed securities by vintage, credit quality (e.g. prime, subprime) or other loan characteristics (e.g. Alt-A, interest only) based on the nature and risks of the securities; and
* Consider further segregating your pooled trust preferred securities by class/tranche held (e.g. senior, mezzanine).

41. We note that you recognized an OTTI charge of $8.2m and $2.1m on
certain corporate notes and other debt securities as of December
31,
2008 and March 31, 2009, respectively.  We also note that you did not
reclassify a portion of this impairment to accumulated other
comprehensive income upon the adoption of ASC 320-10-65    Please
tell us and revise your disclosure in future filings to clarify whether you intend to sell these securities or have determined that it is not more likely than not that you will be required to sell them before recovery of their amortized cost basis. If not, please clarify how you determined that the majority of the OTTI was credit-related.

Note (5) Loans, page 11
42. Please revise your future filings to provide the disclosures required by ASC 310-10-50-15a. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.





Note (11) Fair Values of Assets and Liabilities, page 21
43. We note your disclosure, on page 24, as it relates to impaired loans that appraised values, which may require adjustments to market-based valuation inputs, are generally used on real estate collateral-dependant impaired loans. Provide us with additional information so that we will have a better understanding of the nature of and the reasons for the adjustments that are made.

Item 2. Management`s Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality
Allowance for Credit Losses, page 58
44. We note the continued deterioration in the credit quality of your loan portfolio during the fiscal 2008 period and into fiscal 2009, which has resulted in a significant increase in nonperforming loans and assets as well as significant increases in both the loan loss provision and loan charge-offs during that timeframe. We note that the largest increase in both delinquent and nonperforming loans has come from the "commercial, consumer and other" category. So that a reader would have a clear understanding of how management identifies problem loans within the loan portfolio as well as the steps taken to address any potential problems, please revise your future filings to address the following and provide us with a draft of your proposed revisions:

* The processes taken by management in identifying potential problem loans;
* The steps taken in identifying the nature and type of underlying collateral supporting these loans;
* How management determines the value of the underlying collateral (i.e. if appraisals are obtained, how often and under what circumstance);
* The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;
* Discuss how shortfalls are addressed, including the steps taken by management to address these shortfalls (i.e. include the timeframe followed);
* Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;
* How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g.
loan extension, changes to interest rates, etc); and
* In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

45. We note that a significant portion (i.e. in excess of 12%) of the
Company`s loan portfolio is in the form of home equity loans. A decline in the value of assets serving as collateral for these types of loans may impact your ability to collect on these loans. In addition to the above noted disclosures, consider also disclosing the following in future filings:

* The approximate amount (or percentage) of residential mortgage and home equity loans as of the end of the reporting period with loan-to-value ratios above 100%; and
* How you take into consideration housing price depreciation, and the homeowners` loss of equity in the collateral, in your allowance for loan losses for both residential mortgages and home equity loans. Discuss the basis for your assumptions about housing price depreciation.

      Please provide us with a draft of your proposed disclosures.

46. We note the allowance for loan losses as a percentage of nonperforming loans has continued to decrease through the period ended June 30, 2009. Given the continued increase in the level of both delinquent and nonperforming loans, in future filings, please more clearly disclose how you determined your allowance for loan losses was appropriate at each respective reporting period date. Your disclosures should address the following:

* How management developed the allowance for loan losses and the associated provision in light of the increasing levels of loan charge-offs and changes in the levels of both delinquent and nonperforming loans and assets;
* The specific triggering events or other circumstances which impact the timing of when an allowance for loan losses is established for an impaired loan versus when the loan is charged-off; and
* A comprehensive discussion that clearly bridges the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses. For example, discuss the reasons that your allowance has not proportionally followed the levels of your nonperforming loans and charge-offs.

      Please provide us with a draft of your proposed disclosures.


      * * * * * * * * * * * * *



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with
respect to the filing;   and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Christina Harley, at 202-551-3695 or Hugh
West,
Branch Chief, at 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434
with
any other questions.



						Sincerely,



						Michael Clampitt
						Senior Attorney